SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. Five)*

COASTCAST CORPORATION

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

19057T 10 8

(CUSIP Number)

Bradley D. Schwartz, Esq.
Strategic Law Partners, LLP
500 S. Grand Ave., Suite 2050
Los Angeles, California 90071

(213) 213-7325

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 19057T 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hans H. Buehler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,300,457.2

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,300,457.2

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,457.2

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vivian Buehler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,300,457.2

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,300,457.2

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,457.2

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 16.4

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Golden Band, L.P. [95-4642397]

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,045,450

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,045,450

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,045,450

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Longview Enterprises, Inc. [95-4642395]

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,045,450

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,045,450

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,045,450

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement relates to shares of the common stock (the “Common Stock”), no par value, of Coastcast Corporation (the “Company”).  The principal executive offices of the Company are located at 3025 East Victoria Street, Rancho Dominguez, California 90221.

Item 2.	Identity and Background
a. Hans H. Buehler (“Mr. Buehler”), Vivian Buehler (“Mrs. Buehler”), Golden Band, L.P. (“Golden Band”) and Longview Enterprises, Inc. (“Longview”).
b. 805 North Crescent Drive, Beverly Hills, California 90210
c. Mr. Buehler is Chairman of the Board of Directors and Chief Executive Officer of the Company, a manufacturer of titanium and stainless steel golf club heads.
d. None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding.

e.      None of the persons referred to in this Item 2 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

f. Mr. and Mrs. Buehler – USA. Golden Band and Longview — California, USA.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction

On April 24, 2003, as described in a Schedule 13D/A filed by the reporting persons on April 25, 2003, Mr. Buehler advised the Company that, if it was determined to be in the best interests of the Company to become privately held, then he would be interested in pursuing an acquisition of the Company.  On September 16, 2003 Mr. Buehler advised the Company that he was no longer interested in pursuing such an acquisition because it was determined, at this time, not to be in the Company’s best interests to become privately held.

Item 5.	Interest in Securities of the Issuer

a.      Golden Band owns 1,045,450 shares of the Common Stock.  Longview is the sole general partner of Golden Band and owns a 1% interest in Golden Band.  Mr. Buehler and Mrs. Buehler each own a 50% interest in Longview.  In addition, Mr. and Mrs. Buehler own an additional 314,500 shares of Common Stock underlying options (“Options”) which are currently exercisable or exercisable within 60 days hereof that are held by Mr. Buehler.  Mr. and Mrs. Buehler own their interests in Longview and in the Common Stock (other than the shares of Common Stock underling the Options) as Co-Trustees of the Buehler Living Trust, dated August 22, 1990 (the “Trust”).  The Trust also owns 99.07% of West Main Street, L.P., a California limited partnership, which owns 94.16597% of Golden Band.  Lastly, the Trust owns 200 shares of the Common Stock.

Mr. and Mrs. Buehler disclaim beneficial ownership of 59,692.8 shares of the Common Stock held by Golden Band and this report shall not be an admission that they are the beneficial owners of such shares for purposes of Section 13(d) or otherwise.  Longview disclaims beneficial ownership of 1,034,995 shares held by Golden Band and this report shall not be an admission that they are the beneficial owners of such shares for purposes of Section 13(d) or otherwise.

This statement does not include 111,000 shares held by a charitable foundation of which Mr. and Mrs. Buehler are directors and officers, beneficial ownership of which Mr. and Mrs. Buehler disclaim.  This report shall not be an admission that they are the beneficial owners of such shares for purposes of Section 13(d) or otherwise.

b.     Mr. and Mrs. Buehler share voting and dispositive power over 314,500 shares underlying the Options (4.0%).  Mr. Buehler, Mrs. Buehler, Golden Band and Longview share voting and dispositive power over 1,045,450 shares (13.7%).

c. None of Mr. Buehler, Mrs. Buehler, Golden Band or Longview have effected any transactions in the Common Stock during the last 60 days.
d. Not applicable.
e. Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
Joint Filing Agreement (previously filed with the original Schedule 13D).

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

September 22, 2003	/s/ Hans H. Buehler
HANS H. BUEHLER

/s/ Vivian Buehler
VIVIAN BUEHLER

GOLDEN BAND, L.P., a California limited partnership

By:	Longview Enterprises, Inc., a California corporation, its general partner

By:	/s/ Hans H. Buehler
Hans H. Buehler, President

LONGVIEW ENTERPRISES, INC., a California corporation

By:	/s/ Hans H. Buehler
Hans H. Buehler, President